October 22, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (904) 280-8588

Michael J. Loiacono
Chief Financial Officer and Chief Accounting Officer
Global Axcess Corp
7800 Belfort Parkway, Suite 165
Jacksonville, Florida 32256

      Re: **Global Axcess Corp**
             Form 10-KSB for Fiscal Year December 31, 2007
             Filed March 5, 2008
             File No. 000-17874

Dear Mr. Loiacono:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

             Sincerely,

             John P. Nolan
             Senior Assistant Chief Accountant